UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from   to

Commission file number: 333-83724

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B.   Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2021 and 2020

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment on Form S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in October 2017 which amended the Form S-8 originally filed to cover both the Plan and the US Plan. The Form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

	Page
Statements of Net Assets Available for Benefits (Unaudited)	1
Statements of Changes in Net Assets Available for Benefits (Unaudited)	2
Notes to Financial Statements (Unaudited)	3 - 11
Supplemental Information (Unaudited)	
Schedule of Assets (Held at End of Year) as of December 31, 2021 (Unaudited)	12

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan. The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Statements of Net Assets Available for Pension Benefits
December 31, 2021 and 2020
(Unaudited)

		2021		2020
Assets				
Investments, at fair value				
Mutual funds	$	3,559,973	$	3,634,282
Common collective trusts		539,610		730,854
Common stock – Novo Nordisk A/S		1,983,640		1,323,872
Money market funds		237,016		210,836
		6,320,239		5,899,844
Dividend withholding tax receivable		25,549		18,331
Contributions receivable				
Employer		826		-
Participant		5,635		-
		6,461		-
Total assets		6,352,249		5,918,175
Net assets available for benefits	$	6,352,249	$	5,918,175

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN

Statements of Changes in Net Assets Available for Pension Benefits
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Additions		
Investment income		
Net appreciation in fair value of investments	$1,185,115	$ 724,740
Dividends from Novo Nordisk A/S common stock	26,732	23,631
Other dividends	147,214	80,096
Interest	31	754
	1,359,092	829,221
Contributions		
Employer	70,430	64,694
Participant	58,713	55,301
	129,143	119,995
Total additions	1,488,235	949,216
(Deductions)		
Benefits paid to participants	(1,052,204)	(55,000)
Administrative expenses	(1,957)	(738)
Total deductions	(1,054,161)	(55,738)
Net increase	434,074	893,478
Net assets available for benefits, beginning of year	$5,918,175	5,024,697
Net assets available for benefits, end of year	$6,352,249	$5,918,175

NOVO NORDISK PUERTO RICO 401(k) PLAN

See accompanying notes to financial statements

Note 1 -   Description of Plan
The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. Novo Nordisk Inc. ("NNI" or the "Company") sponsors and maintains the Plan, as originally effective July 1, 2006, and as most recently amended and restated January 1, 2020. Furthermore, NNI, the Plan's sponsor, is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS") which is the ultimate parent company in Denmark. The Plan is written to comply with the Employee Retirement Income and Security Act of 1974, as amended ("ERISA"), and the qualified plan rules of the Puerto Rico Internal Revenue Code of 2011, as amended (the "Code"), and the regulations promulgated thereunder by the Puerto Rico Treasury Department ("PR-Treasury").

The Plan covers NNI employees working in Puerto Rico, except for employees covered by a collective bargaining agreement (unless the agreement specifically provides for participation in the Plan), interns, non-residents of Puerto Rico or that do not render services primarily in Puerto Rico, temporary employees (unless they complete 1,000 hours of service), leased employees, and employees on long-term or short-term assignments from Novo Nordisk A/S or its Danish subsidiaries covered under the staff pension of NNAS, or foreign transferees from affiliates on temporary assignments who remain covered by a foreign pension plan. In addition, independent contractors, freelance workers, seasonal or contingent workers or individuals performing services for an employer through a third-party agency are not eligible to participate in the Plan. NNI is the Plan's administrator and under the terms of the Plan, NNI has delegated its administrative duties to the Retirement Committee appointed by the Board of Directors of NNI. The Retirement Committee oversees the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan, and the separate Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") both offer stock of NNAS whose shares of American Depository Receipts ("ADR's") are publicly traded on the New York Stock Exchange, as an investment option.

Participant Contributions
Participants may contribute up to the $15,000 Puerto Rico annual limit on a before-tax basis in 2021 and 2020 In addition, participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution is $1,500. In no event may the participants' before-tax and after-tax contributions exceed the statutory limitations.

Note 1 -   Description of Plan (continued)

All employees are immediately eligible to enroll in the Plan and begin making before-tax contributions and/or after-tax contributions.

Company Contributions

The Company can make three different types of retirement contributions: basic, matching and discretionary. The Company makes basic retirement contributions which represent 8% of participants' eligible annual compensation as determined under the Plan, on a payroll by payroll basis. The Company makes matching contributions in cash for all eligible participants equal to 50% of employees' before-tax contributions up to 2% of compensation, if the eligible participants are contributing at least 2% of their eligible annual compensation. The Company may also contribute an additional discretionary contribution equal to 1% of employees' eligible annual compensation which may be made after the end of each plan year, for participants employed on each December 31 or who die, become disabled, or retire after reaching normal retirement age during the plan year.

Participant Accounts

Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan is charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested Company basic, matching, and discretionary contributions may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees in accordance with the terms of the Plan. During the years ended December 31, 2021 and 2020, forfeitures of approximately $0 and $1,000, respectively, were used to offset contributions. The total amounts of forfeitures used to offset Plan expenses for recordkeeping and other fees during 2021 and 2020 were approximately $0 and $0, respectively.

Forfeited non-vested Company basic, matching, and discretionary contributions available at December 31, 2021 and 2020 were approximately $0 and $0, respectively.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)
December 31, 2021 and 2020

Note 1 - Description of Plan (continued)
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 as determined in accordance with the Plan. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by 50% of the participants' vested accounts. As of December 31, 2021, and 2020, there were no outstanding loans. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

The PR-Treasury issued Circular Letter No. 20-09 and 20-23 that allowed favorable tax treatment of distributions taken between February 20, 2020 and June 30, 2020. On June 22, 2020, PR-Treasury issued Circular Letter No. 20-29 extending the "eligible period" for participants to request special disaster distributions pursuant to the earthquake and COVID-19 emergencies until December 31, 2020. Participants, who meet specific conditions, are eligible to take a COVID-19 related distribution up to $100,000. The Plan elected to permit special disaster distributions for both earthquakes and COVID-19 and the Plan was amended for both provisions.

Payment of Benefits
The normal form of distribution under the Plan is a single lump sum cash payment.

Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The Plans financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in value of investments includes the Plan's gains and losses on investments bought, sold, and held during the year.

Notes to Financial Statements (Unaudited)
December 31, 2021 and 2020

Note 2 - Summary of Significant Accounting Policies (continued)
Payment of Benefits
Pension benefits are recorded when paid.

Administrative Expenses:
The Plan's administrative expenses, such as bookkeeping, legal, and audit fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Note 3 - Fair Value Measurements
FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Notes to Financial Statements (Unaudited)
December 31, 2021 and 2020

Note 3 - Fair Value Measurements (continued)

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at NAV, which approximates fair value.

Common/collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described produces a fair value calculation that is appropriate and consistent with other market participants but may not be indicative of net realizable value or reflective of future fair values. The uses of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used for December 31, 2021 and 2020.

The following table presents the Plan's investment assets measured at fair value as of:

December 31, 2021:		Level 1		Total
Mutual funds	$	3,559,973	$	3,559,973
Common stock		1,983,640		1,983,640
Money market funds		237,016		237,016
Total investment assets in the fair value hierarchy		5,780,629		5,780,629
Investments measured at net asset value[1]		-		539,610
Total investment assets at fair value	$	5,780,629	$	6,320,239
December 31, 2020:		Level 1		Total
Mutual funds	$	3,634,282	$	3,634,282
Common stock		1,323,872		1,323,872
Money market funds		210,836		210,836
Total investment assets in the fair value hierarchy		5,168,990		5,168,990
Investments measured at net asset value[1]		-		730,854
Total investment assets at fair value	$	5,168,990	$	5,899,844

1. In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)
December 31, 2021 and 2020

Note 3 - Fair Value Measurements (continued)

value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2021 and 2020.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

Net Asset Value per Share

The following table summarizes pension investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2021 and 2020, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2021:					
Common/Collective Trust Funds[1]	$539,610	None	Immediate	None	See below
As of December 31, 2020:					
Common/Collective Trust Funds[1]	$730,854	None	Immediate	None	See below

1. The common/collective trust funds consist of investments in the Schwab Managed Retirement Trust ("SMRT") Funds. The Funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target retirement date in the respective fund name, i.e., SMRT Fund 2015, 2020, 2025, 2030 etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target retirement dates.

Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a plan from a fund.

Redemption Restrictions

Certain mutual funds impose a trading policy including the right to restrict purchasing back into the funds for 28 days or 30 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)
December 31, 2021 and 2020

Note 4 - Income Tax Status
The Plan, as amended and restated effective as of January 1, 2020, received a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated June 8, 2016, replacing the prior favorable determination letter dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the Code enacted on January 31, 2011, and therefore, was exempt from local income tax. The Plan has been amended and restated since receiving the tax determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, is exempt from local income taxes under the provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2021 and 2020. The Plan is subject to routine audits by taxing authorities There are currently no plan years under examination by taxing authorities.

Commencing with the Plan's 2016 year, the Danish Tax Authority ("SKAT") changed its process for organizations exempt from withholding taxes to apply for a refund. Entities are now required to pay withholding taxes at the time dividends are received and subsequently apply for a refund and under the new procedure additional information needs to be provided to SKAT with the refund application. The Plan sponsor determined that all withholding tax receivables are collectible.

During the years ended December 31, 2018 through December 31, 2021 Novo Nordisk A/S paid $6,540, $5,725, $6,066, and $7,218 respectively, withholding taxes to SKAT for dividends declared relating to shares of Novo Nordisk A/S shares held by the Plan, which is a U.S. entity exempt from such withholding tax. The Plan has filed for a refund of this withholding tax with SKAT, subject to SKAT review. In December 2020, the Plan received the 2016 and 2017 dividend withholding tax refund, totaling $14,479, with $1,164 recorded as dividend income in the current year. The 2018 through 2020 refunds are still outstanding.

During the year ended December 31, 2021 Novo Nordisk A/S paid $7,218 of withholding taxes to SKAT for dividends declared relating to shares of Novo Nordisk A/S shares held by the Plan, which is a U.S. entity exempt from such withholding tax. The Plan has filed for a refund of this withholding tax with SKAT, which is currently subject to SKAT review. The Plan had recorded a total of $25,549 as dividend receivable at December 31, 2021.

Note 5 -   Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2021, and 2020, the total fair value of investments managed and held by Charles Schwab amounted to $ 1,427,566 and $1,577,971, respectively. Fees paid by the Plan to Charles Schwab for Plan expenses amounted to $625 and $463 for the years ended December 31, 2021 and 2020, respectively. Additional advisory and managed service fees paid by the Plan amounted to $1,332 and $275 for the years ended December 31, 2021 and 2020, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2021, and 2020, the fair value of investments in Novo Nordisk A/S common stock was $1,983,640 and $1,323,872, respectively.

Note 6 -   Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2021 and 2020 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Future developments as a result of the coronavirus ("COVID-19") including the duration and spread of the outbreak, related restrictions and guidelines, and the financial impact of COVID-19 on the overall economy, are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Plan's investment results may be materially adversely affected.

COVID-19 also poses risks to the Company, given that public health epidemics, if sustained, could impact Company employees, customers, supply chain and production in affected regions. Additionally, a prolonged widespread epidemic could adversely impact global economies and financial markets resulting in an economic downturn that may impact demand for the Company's products.

Note 8 -   Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (Unaudited)
December 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Value
	American Beacon Small Cap Growth	Mutual fund	**	$ 116,259
	Columbia Dividend Income Inst	Mutual fund	**	215,693
	Delaware Small Cap Val I	Mutual fund	**	137,565
	DFA Int'l Small Company	Mutual fund	**	200,153
	Europacific Growth R5E	Mutual fund	**	190,280
	Franklin U.S. Govt Securities Adv	Mutual fund	**	248,449
	T Rowe Price Blue Chip	Mutual fund	**	529,530
	Vanguard Midcap Index Inst	Mutual fund	**	279,424
	Vanguard Smcap Index Inst	Mutual fund	**	137,792
	Vanguard Total Bnd Mkt Idx Inst	Mutual fund	**	383,031
	Vanguard Total Int'l Stk Instl	Mutual fund	**	214,848
	Allspring Fargo Core Bond Admin	Mutual fund	**	256,008
*	Schwab S&P 500 Index Fund	Mutual fund	**	650,941
*	Schwab Ret Gvmnt Money Fund	Money market fund	**	236,158
*	Stock Liquidity/Schwab U.S. Treasury Money Fund	Money market fund	**	858
*	Schwab Managed Ret 2030 CL VI	Common collective trust	**	501,918
*	Schwab Managed Ret Income VI	Common collective trust	**	37,692
*	Novo Nordisk AS	Common stock	**	1,983,640
				6,320,239

  * Party-in-interest, as defined by ERISA

** Cost information not required for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By:
DocuSigned by:
Ulrich Otte
65E26D7EADB0461...

Ulrich Christian Otte
Senior Vice President, Finance & Operations

Dated: June 28, 2022